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TEXAS REGIONAL BANCSHARES, INC.

Filed by Texas Regional Bancshares, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Companies: San Juan Bancshares, Inc.
(Form S-4 Commission File No. 333-100402)
and Corpus Christi Bancshares, Inc.
(No Commission File Number)

On November 18, 2002, Texas Regional Bancshares, Inc. issued a press release announcing the completion of its acquisition through merger of San Juan Bancshares, Inc., effective at the opening of business on November 18, 2002. The text of the press release follows:

FOR IMMEDIATE RELEASE
November 18, 2002

TEXAS REGIONAL BANCSHARES, INC. COMPLETES
ACQUISITION OF SAN JUAN BANCSHARES, INC.

        MCALLEN, TEXAS—Texas Regional Bancshares, Inc. (Nasdaq: TRBS) ("Texas Regional"), bank holding company for Texas State Bank, announced today the completion of its acquisition through merger of San Juan Bancshares, Inc. ("San Juan Bancshares"), effective at the opening of business on November 18, 2002. San Juan is the privately held bank holding company for Texas Country Bank, located at 235 West 5th Street, San Juan, Texas with one additional banking location in Progreso, Texas. As of September 30, 2002, San Juan Bancshares had total assets of $50.5 million, loans of $24.0 million, deposits of $45.0 million and shareholders' equity of $4.6 million.

        The San Juan Bancshares shareholders will receive approximately 150,012 shares of Texas Regional common stock in exchange for their shares of San Juan Bancshares common stock. The transaction will be accounted for under the purchase method of accounting.

        Texas Regional, with more than $3.6 billion in total assets and $360 million in shareholders' equity, will now operate 29 full-service banking offices including 28 in the Rio Grande Valley of Texas and 1 in metropolitan Houston. The merger brings the following advantages:

  •
  Texas Regional adds banking locations in two new communities, San Juan and Progreso, within the Company's primary market in the Rio Grande Valley of south Texas.
  •
  San Juan's business represents an attractive core deposit franchise and the markets served by San Juan represent attractive potential due to existing San Juan relationships.
  •
  Management believes that the transaction will be accretive to Texas Regional's earnings during the initial year.

Other Information

        Texas Regional announced on October 10, 2002 the completion of a definitive agreement to acquire through merger Corpus Christi Bancshares, Inc. ("Corpus Christi Bancshares"). Corpus Christi Bancshares is the privately held bank holding company for The First State Bank of Bishop ("First State Bank"), located at 203 East Main Street, Bishop, Texas with one additional banking location in Corpus Christi, Texas. As of September 30, 2002, Corpus Christi Bancshares had total assets of $36.1 million, loans of $19.0 million, deposits of $31.6 million and shareholders' equity of $2.7 million. The definitive agreement calls for the exchange of 37,146 shares of Texas Regional common stock, subject to adjustment under certain circumstances, for all of the outstanding shares of Corpus Christi Bancshares not presently owned by Texas Regional. The transaction is subject to customary closing conditions, including receipt of all requisite regulatory approvals and approval of the Corpus Christi Bancshares shareholders, and is expected to close during the first quarter of 2003. Texas Regional presently owns approximately 67,174 shares or 32% of the shares of Corpus Christi Bancshares.

        Texas Regional is a McAllen-based bank holding company whose stock trades on The Nasdaq Stock Market® under the symbol TRBS. Texas State Bank, its wholly owned subsidiary, conducts a commercial banking business through 29 full-service banking offices, including 28 in the Rio Grande Valley of Texas and 1 in metropolitan Houston.

Additional Information and Where to Find It

        Texas Regional intends to file with the SEC a registration statement on Form S-4 concerning the transaction between Texas Regional and Corpus Christi Bancshares. Texas Regional and Corpus Christi Bancshares intend to mail a proxy statement/prospectus to the Corpus Christi Bancshares shareholders in connection with the Corpus Christi Bancshares transaction. Investors and security holders of Texas Regional and Corpus Christi Bancshares are urged to read the proxy statement/prospectus when it becomes available because it contains important information about Texas Regional, Corpus Christi Bancshares and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web site at http://www.sec.gov. A free copy of the proxy statement/prospectus (when it is available) may also be obtained from Texas Regional or Corpus Christi Bancshares. Texas Regional and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Corpus Christi Bancshares in favor of the transaction. Information regarding the interests of Texas Regional's officers and directors, and the interests of Corpus Christi Bancshares' officers and directors, in the transaction will be included in the proxy statement/prospectus.

        In addition to the registration statement on Form S-4 to be filed by Texas Regional in connection with the Corpus Christi Bancshares transaction, and the related proxy statement/prospectus to be mailed to the shareholders of Corpus Christi Bancshares, Texas Regional files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Texas Regional with the SEC are also available free at the SEC's web site at http://www.sec.gov. You can also obtain a free copy of these reports, statements and other information from Texas Regional.

        Additional financial, statistical and business-related information, as well as business trends, is included in a Financial Supplement. This release, the Financial Supplement and other information are available on Texas Regional's web site at http://www.trbsinc.com. The Financial Supplement and other information available on Texas Regional's web site can also be obtained by calling R.T. Pigott, Jr., Chief Financial Officer, at (956) 631-5400.

        This document and information on Texas Regional's web site may contain forward-looking information (including information related to plans, projections or future performance of Texas Regional and its subsidiaries and planned market opportunities, employment opportunities and synergies from the mergers with San Juan Bancshares and Corpus Christi Bancshares), the occurrence of which involve certain risks, uncertainties, assumptions and other factors which could materially affect future results. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Texas Regional's results could differ materially from Texas Regional's expectations in these statements. Texas Regional assumes no obligation and does not intend to update these forward-looking statements. For further information please see Texas Regional's reports filed with the SEC pursuant to the Securities Exchange Act of 1934, which are available at the SEC's web site at http://www.sec.gov.

        CONTACT:Glen E. Roney, Chief Executive Officer, or R. T. Pigott, Jr., Chief Financial Officer, (956) 631-5400, both of Texas Regional.

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